



Cape Cod Cellars Inc. Small Business Bond™

Bond Terms:

Bond Yield: 8.0%

Target Raise Amount: $250,000

Offering End Date: June 3, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Cape Cold Cellars Inc.

Founded: 2005, Incorporated 2019

Address: PO Box 236 Main Street
            Chatham, MA 02633

Industry: Wine Stores

Employees: 2

Website: https://capecodcellars.com/

Use of Funds Allocation:

If the maximum raise is met:

$150,000 (60.00%) of the proceeds will go towards hiring staff
$50,000 (20.00%) of the proceeds will go towards inventory
$41,250 (16.50%) of the proceeds will go towards hiring a marketing officer
$8,750 (3.50%) of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 362 Followers; Facebook 2500 Followers





Business Metrics:

	FY20	FY21	YTD 3/31/2022
Total Assets	$9,035	$184,782	$147,927
Cash & Cash Equivalents	$4,035	$179,594	$141,700
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$0
Long-term Debt	$0	$0	$0
Revenue	$19,583	$112,023	$382
Cost of Goods Sold	$0	$78,042	$0
Taxes	$0	$0	$0
Net Income	-$51,955	-$160,053	-$37,171

Recognition:

Cape Cod Cellars Inc was founded in 2005 and incorporated in 2019 by Tim Cooney, President & CEO. Cape Cod Cellars Inc partners with vineyards and distributors to provide on demand wine inventory under the Cape Cod Cellars brand and their Nantucket Red® brand. Cape Cod Cellars also operates an online marketplace for not only wine, but also high-end branded clothing and apparel. Cape Cod Cellars seeks to reflect Cape Cod in its wine, merchandise offerings, and supports charity events through hosting wine tasting events. Cape Cod is raising funds to expand the Nantucket Red® line and grow their regional sales and marketing team.

About:

Cape Cod Cellars Inc has been in business since 2005 and was incorporated in 2019. It has several private label wine offerings, including Nantucket Red®, and an expanding spirit-based cocktail business. Cape Cod Cellars Inc can be seen in retail stores throughout the United States and can ship to over 40 states, either on a per bottle basis or as part of their Wine Club.

For more information, contact our Customer Support Team at support@thesmbx.com

